EXHIBIT A


Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

_________________________________________________________________


Name of Subsidiary                            Classification
__________________                            ______________

Prudential Portfolio Managers Ltd.                *


* By no-action relief granted on July 5, 1991, the SEC generally stated it would not recommend enforcement action if Prudential Corporation plc together with certain of its subsidiaries collectively reported beneficial ownership of more than 5% of a class of equity security subject to Section 13(d) of the Securities Exchange Act of 1934 on Schedule 13G rather than Schedule 13D. Prudential Portfolio Managers Ltd. is a non-U.S. investment adviser subsidiary of Prudential Corporation plc.